Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Fifth Amended and Restated MabVax Therapeutics Holdings, Inc. 2014 Employee, Director and Consultant Equity Incentive Plan of our report, which includes an explanatory paragraph relating to MabVax Therapeutics Holdings, Inc.’s ability to continue as a going concern, dated March 1, 2017, related to our audits of the consolidated financial statements of MabVax Therapeutics Holdings, Inc., as of December 31, 2016 and 2015 for the years then ended included in the 2017 Annual Report on Form 10-K of MabVax Therapeutics Holdings, Inc. We also consent to the reference to our firm under the caption "Experts".

/s/ CohnReznick LLP

San Diego, California
December 20, 2017